Dechert LLP
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JOHN V. O'HANLON

john.ohanlon@dechert.com
+1 617 728 7111 Direct
+1 617 275 8367 Fax

April 23, 2011

VIA EMAIL

Mr. Harry Eisenstein
Mr. Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (the "Registrant") (SEC File Nos. 333-45431 and 811-08629)

Gentlemen:

This letter responds to your request that we distinguish the operation of the Hartford Portfolio Diversifier HLS Fund (the "Fund") from the products that are the subject of two orders granted under Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940, as amended ("1940 Act") -- Investment Company Act Release Nos. 15867 (July 10, 1987) (notice) and 15927 (Aug. 14, 1987) (order), relating to the Aetna Guaranteed Equity Trust ("GET"); and Investment Company Act Release Nos. 26164 (Aug. 20, 2003) (notice) and 26180 (Sep. 16, 2003) (order), relating to Merrill Lynch Principal Protected Trust ("PPT").

As described below, the operation of the Fund is fundamentally different from GET and PPT because the Fund is not subject to a guarantee or principal protection and there is no payment by the Fund to an affiliated person for providing a guarantee or principal protection. For this reason, and for the reasons set forth in our correspondence of March 28, 2011, we believe that there is no "joint enterprise or other arrangement or profit sharing scheme" (a "joint transaction") within the meaning of Section 17(d) and Rule 17d-1 in connection with the Fund, and that exemptive relief is not necessary for the operation of the Fund.

Aetna GET

In the case of GET, a sub-account of an Aetna separate account that is registered as a unit investment trust invests in a series of GET, a registered investment company. Under the variable annuity contracts, Aetna provides a guarantee specifically in connection with assets allocated by the contract holders to the GET fund. The guarantee provides that on the fifth anniversary of the initial investment in the GET fund, the value of accumulation units which represent an investment in shares of the series will not be less than at the beginning of the five year period. The contracts provide that in return for Aetna's assumption of the risk of the GET fund's performance under the guarantee, Aetna will make a deduction at an annual rate of 0.25% of the value of the sub-accounts that hold shares of GET (*i.e.,* the deduction is directly from the sub-account of the unit investment trust, as opposed to at the contract-holder level). If the deduction for the guarantee is insufficient to meet Aetna's obligations under the guarantee, Aetna will suffer a loss. If the deduction proves more than sufficient, Aetna will make a profit. The Board of Trustees of GET approved the guarantee arrangement.

The facts presented in the GET order -- the adviser to a fund guaranteeing the performance of the fund specifically, and charging a fee for the guarantee on the assets of a registered unit investment trust that invests in the fund, with the ability to make a profit on the fee -- raise concerns under Section 17(d) and Rule 17d-1 that are not present in the case of the Fund. In the case of the Fund, there is no guarantee of the Fund's performance, no fee paid on the assets of the Fund or any other registered sub-account to an affiliate to provide the guarantee, and therefore no ability for an affiliate to profit from a fee paid on the Fund's or any sub-account's assets. The guaranteed benefit riders ("Riders") are offered by Hartford Life Insurance Company ("Hartford Life") directly to the contract holders, provide a guarantee based on the value of the contract holder's individual contract value, and are paid for directly by the contract holder.

Merrill Lynch PPT

In the case of PPT, the fund proposed to provide principal protection to shareholders holding fund shares for a prescribed period of time, and to have the flexibility to enter into a financial guarantee agreement, warranty agreement or other principal protection agreement, or acquire an insurance policy (each a "Protection Agreement"), in order to ensure that the fund could meet its obligation to pay the protected amount at the end of the period. The applicants represented that they wished to have the ability to enter into a Protection Agreement with (i) an affiliated person of the fund's investment adviser or (ii) an unaffiliated entity that would enter into a hedging transaction with an affiliate of the fund's investment adviser. The applicants also represent that they would conduct a bidding process, and would pay a fee either directly to the affiliate or to the unaffiliated entity that would in turn compensate the affiliate.

We believe that the facts presented by the PPT order, like the GET order, differ significantly from those presented by the Fund because of the payments by the fund in question to an affiliate in return for principal protection, and the related ability of the affiliated person to profit from the fund's payments. This point is made clear in the portion of the notice for the PPT relief discussing Section 17(d) and Rule 17d-1; the applicants stated that:

The fee paid to a Merrill Lynch Affiliate pursuant to an Affiliated Protection Arrangement (either by the Fund directly under a Protection Agreement or indirectly through a Hedging Transaction) may be deemed to involve a [joint transaction] under section 17(d) and rule 17d-1 because a Merrill Lynch Affiliate may be in control of, controlled by or under common control with the Adviser of a Fund, and the Merrill Lynch Affiliate's compensation as the Protection Provider or Hedging Counterparty will be based on the Fund's assets. The Merrill Lynch Affiliate might make a profit or suffer a loss depending on the performance of the Fund.

As set forth above, in the case of the Fund, there is no guarantee of Fund performance, no fee paid on Fund assets to an affiliate to provide the guarantee, and therefore no ability for an affiliate to profit from a fee paid on Fund assets. The Rider offers guarantee benefits to contract holders based on the value of their individual accounts, and the cost of the Rider is paid by contract holders on an individual basis. Because the Rider does not guarantee Fund performance, and is not paid by Fund assets, the Fund board has no involvement with and does not approve the terms of the Rider. Thus, to the extent that Hartford Life has an interest in the performance of the Fund, it is by reason of the relationship with the contract holder and not by reason of a payment out of Fund assets as is the case in the PPT order.

We also note that the applicants suggested another reason why the facts presented by the PPT application might be deemed to trigger a joint transaction:

Applicants also state that an Affiliated Protection Arrangement could be deemed to involve a joint enterprise or joint arrangement because of the coordination and possible ongoing negotiations between a Fund and a Merrill Lynch Affiliate in managing the Fund's risk exposure. Applicants thus request an order pursuant to section 17(d) and rule 17d-1.

Unlike the facts presented by PPT, the Fund will not be negotiating or coordinating with Hartford Life regarding the Fund's risk exposure. The Fund's investment strategy of seeking to track the Portfolio Diversifier Index, and the processes in place to ensure that the Portfolio Diversifier Index is appropriately generated and applied in the management of the Fund's assets, are designed to assure that Hartford Life will not influence the management of the Fund.

The Fund

We are aware of the position of the staff that fund affiliated guarantee arrangements cannot be entered into without triggering a prohibited joint transaction under Section 17(d) of and Rule 17d-

1 under the 1940 Act. The transactions presented by the GET and PPT funds involved such arrangements, and therefore required exemptive relief under Rule 17d-1.

However, as indicated above, the Fund does not involve such an arrangement. The guarantee provided by Hartford Life under the Rider is an individual guarantee that is measured based on the contract holder's overall account, and not on the value of the Fund. The Fund does not pay directly or indirectly for the guarantee. Rather, contract owners electing the Riders pay for their guarantees directly at the contract level and make the decision to elect the Rider on their own and before having contract value allocated to the Fund. We also note that the contract holder's account value is not the only reference point in determining Hartford Life's exposure under the Riders. In the case of the "GMAB" Rider, the guarantee obligation is tied to investments made during the first contract year, as compared to contract value at Rider maturity. In the case of the "GMWB" Rider, the guarantee obligation is tied to a "phantom" value based on contract value as may be increased by deferral bonuses and "step-ups." Thus, the relationship between the performance of the Fund and Hartford Life's guarantee obligations is far more attenuated than in the case of GET and PPT.

The comparison of the Fund to GET and PPT raises the core issue at the heart of the analysis of any arrangement under Section 17(d) – at what point is there sufficient "jointness" that the arrangement raises the concerns that Section 17(d) is intended to address. The close relationship between GET and PPT and the guarantee clearly raises those concerns. The remote relationship between the Fund and the guarantee provided under the Rider does not. As described in the Fund's prospectus, the strategy used to manage the Fund is designed to produce investment performance that mitigates against significant declines in the aggregate value of investment allocations to equity funds by the contract holders, while also preserving the potential for modest appreciation in certain markets. The fact that this strategy provides a benefit not only to Fund shareholders, but also to Hartford Life in terms of a reduction of the risk that it bears under the Rider, does not create a joint transaction within the meaning of Section 17(d), nor raise the potential for "overreaching" by an affiliate of the Fund that was present in the GET and PPT arrangements. As discussed in our memorandum dated March 28, 2011, the staff has interpreted Section 17(d) to not apply where the fund's affiliate does not have the ability to overreach the fund. Based on those precedents, the operation of the Fund is outside the scope of Section 17(d).

*   *   *   *   *

We hope that you have found this analysis helpful. We would be glad to discuss this matter further with you at your convenience..

Very truly yours,

/s/

John V. O'Hanlon

cc: Edward P. Macdonald
       Richard Wirth